INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

2 Ha-Tidhar Street

Ra’anana 436650 Israel

June 28, 2021

Via EDGAR

Ibolya Ignat

Kevin Vaughn

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Inspira Technologies OXY B.H.N. Ltd.

Amendment No. 5 to Registration Statement on Form F-1

Filed June 8, 2021

File No. 333-253920

Dear Sirs:

The purpose of this letter is to respond to your letter of June 24, 2021, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On June 28, 2021, we filed amendment No. 6 to the registration statement on Form F-1. Page references in our responses are to the amended Form F-1.

Amendment No. 5 Registration Statement on Form F-1

Cover Page

1.	We note that you have set a price range for the units of $5.00 to $8.00 per unit. Please revise to provide a price range that does not exceed $2.00. Refer to Item 501(b)(3) of Regulation S-K and Regulation S-K C&DI 134.04. Please also clearly disclose the exercise price of the warrants to be included in the units.

Response: In response to the Staff’s comments, we have revised our disclosure to provide a price range that does not exceed $2.00.

2.	Please revise your description of the compensation to be paid to Aegis Capital Corp. to include a discussion of the representative's warrant discussed on page 119, or advise.

Response: In response to the Staff’s comments, we have revised our description of the compensation to be paid to Aegis Capital Corp. to include a discussion of the representative's warrant.

Our Company, page 1

3.	We note your revised disclosure indicating that you "completed and tested" the first prototype of your ART500 in March 2020. Please revise your disclosure to discuss how the ART500 was tested, including whether the ART500 has been tested with any human subjects. Also, clarify whether you plan to conduct human testing prior to commercialization.

Response: In response to the Staff’s comments, we have revised our disclosure to describe how the ART500 was tested, to clarify that the ART500 is yet to be tested with any human subjects, and to clarify that we do not currently expect to conduct human testing prior to commercialization. Any future testing on humans will be subject to the request of the appropriate regulators, including the FDA.

Our Strategy, page 2

4.	We note your statements here and in Business that you will collect data to demonstrate theART500's efficacy and reduced cost of treatment. Efficacy is a determination solely within the purview of the FDA and foreign regulators. Please revise to remove any implication that the ART500 system will be found to be efficacious or to provide additional context so that it is clear that this claim does not connote a current or future regulatory finding of efficacy.

Response: In response to the Staff’s comments, we have revised our disclosure to remove any implication that the ART500 system will be found to be efficacious within the purview of the FDA and foreign regulators.

Business

Redefining Artificial Respiration, page 64

5.	We note your statements that patients can experience immediate relief in 1 minute by using your system and that your system will enable patients to be treated while awake, mobile and breathing spontaneously. Please revise your disclosure here to clarify, if true, that the ART500 has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

Response: In response to the Staff’s comments, we have revised our disclosure to clarify that the ART500 has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

Exhibits

6.	Please have counsel revise the Exhibit 5.2 opinion to opine as to the Underwriter Warrants.

Response: In response to the Staff’s comments, we had our counsel revise the Exhibit 5.2 opinion to opine as to the Underwriter Warrants.

*      *      *

If you have any questions or require additional information, please call our attorney Ron Ben-Bassat at (332) 650-5003, of Sullivan & Worcester LLP.

Sincerely,

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

By:	/s/ Mr. Dagi Ben-Noon
Chief Executive Officer

cc:	David Huberman

Alan Campbell

Ibolya Ignat

Joe McCann

Kevin Vaughn

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